UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the date of 13 October 2010
ALLIED IRISH BANKS,
public limited company
Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-151361) OF ALLIED IRISH BANKS PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allied Irish Banks, p.l.c.
Allied Irish Banks, p.l.c. (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference into its Registration Statement on Form F-3 (File No. 333-151361) as Exhibits, respectively.

Exhibit	Document

1.1	Underwriting Agreement dated as of October 6, 2010, by and among the Registrant, Citigroup Global Markets, Inc. and Morgan Stanley & Co. Incorporated, as managers for the several underwriters (incorporated by reference to Exhibit F to Amendment No. 2 to the Registrant’s report on Schedule 13D, as filed with the Securities and Exchange Commission on October 8, 2010).

4.1	Supplemental Indenture between the Registrant and The Bank of New York Mellon, as Trustee.

4.2	Form of the Registrant’s Contingent Mandatorily Exchangeable Notes due November 15, 2010 (included in Exhibit A to Exhibit 4.1).

5.1	Opinion of McCann FitzGerald, Irish counsel to the Registrant, as to certain matters of Irish law relating to the Registrant’s Contingent Mandatorily Exchangeable Notes due November 15, 2010.

5.2	Opinion of Wachtell, Lipton, Rosen & Katz, special U.S. counsel to the Registrant, as to the validity of the Registrant’s Contingent Mandatorily Exchangeable Notes due November 15, 2010 as a matter of New York law.

23.1	Consent of McCann FitzGerald (included in Exhibit 5.1)

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.2)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c. (Registrant)
Date: October 13, 2010
By:	/s/ Bernard Byrne
Bernard Byrne
Chief Financial Officer Allied Irish Banks, p.l.c.